[Letterhead of Philips Semiconductors International B.V.]


                                                  March 19, 1999


By Facsimile
------------



Mr. A.J. Stein,
Chairman & CEO,
VLSI Technology, Inc.,
1109 McKay Drive,
San Jose, CA 95131 - U.S.A.

Dear Mr. Stein:

We were encouraged to read in VLSI's Schedule 14D-9 that the VLSI Board of Directors has determined to explore its strategic alternatives and that those alternatives could include negotiations with interested parties, including Philips. As we have said previously, we would be delighted to negotiate with you and are prepared to send a team to California as early as next week so that we can commence discussions.

I will give you a call on Monday next regarding the scheduling of the meetings we propose, and I look forward to your response.



Sincerely,

/s/ ARTHUR VAN DER POEL

Arthur van der Poel


cc:  Board of Directors of VLSI Technology, Inc.